SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 19th May 2004

MITCHELLS & BUTLERS plc
(Registrant’s name)

27 Fleet Street
Birmingham B3 1JP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

19 May 2004

MITCHELLS & BUTLERS plc
INTERIM RESULTS

(For the 28 weeks ended 10 April 2004)

Financial Highlights

–	Turnover up 4% to £823m
–	EBITDA* up 3% to £197m
–	Operating Profit* up 2% to £140m
–	Profit before tax* down 5% to £88m
–	Earnings per share* up 16% to 10.0p
–	Basic earnings per share of 9.5p (8.4p)
–	Interim dividend 2.85p
*Before exceptional items. PBT & EPS: pro forma comparative for 2003

Business Highlights

Commenting on the results, Tim Clarke, Chief Executive said:

“More customers are choosing Mitchells & Butlers’ pubs as we continue to enhance amenity, service and value. We are delivering strong growth in food sales and capturing drinks market share.”

“Our strategy is generating good like for like sales growth and a solid operating profit performance. The combination of our trading results and the refinancing of the business completed in December has delivered strong EPS growth.”

–	Same outlet like for like sales up 5.3%*, uninvested like for like sales up 3.4%*,
–	Growth in uninvested like for like gross profits
–	Further cost efficiencies from unit and corporate scale
–	Solid operating profit growth, despite regulatory cost increases
–	Refinancing and £501m return of funds completed: more efficient balance sheet
*32 weeks to include Easter in both years

Current Trading and Outlook

Overall trading is in line with the Board’s expectations for the year.

Sales growth in the eight weeks to 8 May 2004 (which includes the full Easter period in both years) continues to be strong, particularly in residential areas. The High Street has also seen further improvement.

8 weeks to 8 May 2004	Same Outlet (invested) Like for Likes	Uninvested Like for Likes
Residential	6.9%	5.1%
High Street	5.1%	3.4%
Total	6.3%	4.6%

We will continue to pursue the optimal balance of volume, price and mix in order to generate sustainable profit growth. The anniversary of our sales strategy, together with the hot summer weather in the second half last year, will provide us with a more challenging sales comparative for the rest of this financial year. However, the price comparison should be a little easier. Based on the current levels of sales activity we estimate that average retail prices in the second half will be down 1% against the second half last year, compared to 3% down across the first half, leaving percentage gross margins slightly lower than last year.

We remain focused on tight cost management to offset the increase in external costs and maximise the profit contribution from our sales activity, so as to continue to grow earnings and cashflows in the second half.

For further information please contact:

Mitchells & Butlers plc
Kate Holligon – Investor Relations	0121 498 5092
Jeremy Probert – Media	0121 498 5547

Finsbury Group – James Murgatroyd	0207 251 3801

A presentation for analysts and investors will be held at 10am at the Cazenove Auditorium, 20 Moorgate, EC2. A live webcast of the presentation will be available on the Mitchells & Butlers plc website www.mbplc.com.

CHIEF EXECUTIVE’S OPERATING REVIEW

The Benefits of Focus

A year on from the demerger, Mitchells & Butlers is performing well. The benefits of focus and a reborn pub identity are reflected in the enthusiasm with which our people are executing the strategy.

We are focused on providing our customers with the best overall value experience competitively available in the market. As a result, food sales growth has accelerated and drinks market share has been gained. Higher sales volumes are in turn enabling us to generate cost efficiencies from both our unit and corporate scale.

These levers are the key to achieving our financial objectives of driving earnings growth and high returns on assets, sustainable for the longer term.

Generating Profitable Sales Growth

We have been pursuing the optimal combination of price, volume and mix to maximise profits and actively enhancing the food and drink range to increase customer choice. Our volume increases of 8%, with a 3% reduction in average retail prices, have driven same outlet like for like sales growth of 5.3% (32 weeks) and we are continuing to gain market share. Despite the significant rebasing of prices we are also able to report growth in uninvested like for like gross profits.

Productivity gains and cost efficiencies

We started this financial year with an increase in the cost base of some £8m in the first half primarily as a result of the 7% increase in the National Minimum Wage in October. Our volume led strategy has enabled cost efficiencies which have offset these increases.

We have re-negotiated some 60% of our food and drink supply contracts by value achieving a net reduction of 2% overall across our supply terms. We have also maintained staff contribution per hour to offset the increase in wage rates and reduction in average prices. In addition, we have achieved central support cost savings of £5m through actions put in place last year.

Brand and format performance

Same outlet like for like sales were up 6.4% (32 weeks) in the 70% of the estate in residential areas. This growth is being driven by our five leading residential brands: Ember Inns, Harvester, Sizzling Pub Co, Toby Carvery and Vintage Inns, and the strong consumer appeal of their informal food and drink offers.

In the 30% of the estate in the High Street, the differentiation of brands such as All Bar One, Goose and O'Neill's and our consumer value proposition is driving out-performance in tough trading conditions. Same outlet like for like sales were up 3.1% (32 weeks).

Pro-active Estate Development

We have continued with our programme of raising the quality of the estate.

Our investment has been concentrated in residential areas and is showing good sales uplifts and returns slightly ahead of the 14% being achieved on the capital invested in developing our brands and formats over the last 10 years. For the year as a whole we now anticipate completing 100 to 110 conversions, reflecting a rigorous approach to evaluation but no change to our overall assessment of the potential pipeline. We also anticipate opening 11 new pubs this year, four with adjacent lodges.

Encouraged by the results and interest from individual operators for our Business Franchise, we have plans to extend this initiative further from the 56 trading at the half year to around 100 over the next 6 months. In return for access to Mitchells & Butlers support systems, training and food purchasing scale, we can attract additional entrepreneurial talent and create value through a share of the trading upside and continued ownership of the property.

Where we see a greater opportunity to add value through disposal we will do so. We achieved proceeds of £29m in the first half and we currently anticipate proceeds of around £50m for the year. Overall, we expect net capital expenditure to be around £100m for the year as a whole.

Strong earnings per share growth and cash returns

As a result of our operating performance and cash generation together with the successful refinancing of the company completed in December, underlying earnings per share were up 16%. In addition, the business continues to generate high returns with a post-tax cash return in excess of 10%.

OPERATING AND FINANCIAL REVIEW

This Operating and Financial review provides a commentary on the performance of the Mitchells & Butlers group for the 28 weeks ended 10 April 2004 and compares it with the equivalent period in 2003.

The commentary refers to the actual results of the Group except where the term ‘pro forma’ is used. The ‘pro forma’ results show the performance of the Group for 2003 as if it had been an independent company since 1 October 2002 operating under the financing and taxation structure put in place on 15 April 2003, the date of separation from Six Continents PLC.

Overall Performance

Mitchells & Butlers is one of the UK’s leading operators of pubs, bars and pub restaurants with an estate of 2057 sites as at 10 April 2004. The outlets are predominantly freehold, mostly in residential areas and have a book value of £3.5bn. The 1989 managed outlets had average weekly takes of £14,700 in the period, three times the industry average.

Total sales in the first half were £823m, 4.3% up on last year. Sales growth continues to be particularly strong in our residential pubs and our High Street businesses are showing an improvement in a competitive market.

	Same outlet (invested)* Like for Likes	Uninvested* Like for Likes
Residential	6.4%	4.4%
High Street	3.1%	1.3%
Total	5.3%	3.4%
*32 weeks to include Easter in both periods

The business invested gross capital expenditure of £77m in the period under review. 5 new pubs were opened which, together with investment in converting 63 existing pubs to new brands or formats, accounted for £29m of total capital expenditure. In addition, the evolution and maintenance of the estate continues in order to keep existing offers up to date and in good condition

Group operating profit before exceptional items was up 2.2% at £140m.

Pubs & Bars

H1 2004
Total sales	£485m	+4.5%
Operating Profit	£92m	+1.1%
Same outlet like for like sales		+4.7	%*
Uninvested like for like sales		+2.2	%*
*32 weeks to include Easter in both periods

Sales growth has remained strongest in the residential segment led by our two drink-led brands with distinctive food offers – Ember Inns and Sizzling Pub Co. Performance in the High Street and in London has also improved. Total sales growth was diluted by disposals and transfers to Business Franchises.

A total of 54 conversions were completed, predominantly to residential brands and formats such as Sizzling Pub Co, Ember Inns and the Metropolitan Professionals format. Overall, as a result of our active franchise development programme and selective disposals the number of managed pubs and bars reduced by a net 41 over the half year to 1346.

Operating profit of £92m was up 1.1% on last year.

Restaurants

H1 2004
Total sales	£333m	+3.7%
Operating Profit	£47m	+4.4%
Same outlet like for like sales		+6.2	%*
Uninvested like for like sales		+5.0	%*
*32 weeks to include Easter in both periods

Sales in the Restaurant Division benefited from menu development and enhancements to the drinks range. At the same time, we have been further evolving the pub restaurant brands to provide a distinct bar area, increasing the opportunity for pre and post meal drinks sales. Vintage Inns, Harvester and Toby all traded strongly in the period. All Bar One and Browns benefited in the second quarter from the recovery of the Central London market.

4 new Vintage Inns opened in the period together with 9 pub restaurant conversions. Following some transfers to Pubs & Bars the total number of Restaurants has reduced by a net 17 to 643.

Operating profit of £47m was 4.4% up on last year.

Standard Commercial Property Developments (SCPD)

SCPD aims to maximise the value of the Group’s surplus properties which are suitable for development. Turnover of £5m and operating profit of £1m were generated during the period primarily through the sale of a retail development in Bournemouth, on the site of a former pub.

Exceptional items

Exceptional operating costs of £2m relate to the securitisation of the Group’s UK pub and pub restaurant business which was completed on 13 November 2003. An exceptional interest charge of £2m arises from the acceleration of facility fee amortisation in respect of the syndicated loan facility put in place at the time of separation and repaid on securitisation.

Refinancing and return of funds

On 13 November 2003, the Group completed a securitisation of the majority of its UK pubs and restaurant business, raising a total of £1.9bn through the issue of secured loan notes and providing the Group with long term financing at attractive rates. The proceeds from the securitisation were used to repay the Group’s outstanding borrowings of £1,243m under its syndicated loan facility, meet the costs of the refinancing, make special additional contributions to the pension schemes and return surplus funds of £501m to shareholders by way of special dividend of 68p per share accompanied by a 12 for 17 consolidation of the number of shares in issue.

Interest

The net interest charge for the half year was £52m before the exceptional charge of £2m.

Following the securitisation, the Group has a blended interest rate of approximately 6.3% including the interest cost on the £1.9 billion loan notes issued, amortisation of deferred issue costs and interest income earned on the Group’s cash balances.

Taxation

The tax charge of £29m, excluding exceptional items, represents an effective tax rate of 32.4% which is higher than the UK statutory rate due to non allowable items, in particular the depreciation of properties.

Earnings per share

Underlying earnings per share, calculated before exceptional items and compared to the pro forma comparative for the first half last year, was 10.0p, up 16%. Adjusted earnings per share, which adjusts for exceptional items but reflects the financing structure pre de-merger for last year, was 10.0p (H1 2003: 10.5p). Basic earnings per share for the period was 9.5p (H1 2003: 8.4p).

Dividends

The dividend charge for the period of £516m comprises the special dividend of £501m referred to above and paid on 8 December 2003, plus a proposed interim dividend of £15m. The latter equates to a dividend per ordinary share of 2.85p and will be paid on 1 July 2004 to shareholders registered on 28 May 2004.

The Board has announced its intention to pay a final ordinary dividend of 6.65p per share thereby giving an expected total dividend for the year ending 30 September 2004 of 9.5p per share.

Cash Flow and Net Debt

The Group’s operations continued to generate strong cashflow with EBITDA of £197m before exceptional items, compared to £191m last year. Operating cash flow after net capital expenditure, but before expenditure relating to exceptional items, was £155m compared with £152m last year.

Net interest paid was £45m, tax paid was £9m and the final dividend for 2002/03 was £29m. Following the refinancing and return of £501m to shareholders, accompanying issue costs and additional pension contributions of £40m, the Group had net debt at 10 April 2004 of £1,667m.

Pensions

On an FRS 17 basis, the Group’s pension schemes showed a deficit of £170m after tax at 30 September 2003. At 31 March 2004, it is estimated that this deficit had fallen to £141m reflecting the benefit of the additional pension contributions and improved investment returns, after allowing for an increase in life expectancy assumptions. As announced at the time of the securitisation, the Company has agreed to make further additional cash contributions of £10m in each of the next two years.

Actuarial valuations of the Group’s pension schemes as at 31 March 2004 are currently in progress.

Accounting Policies

Amendment to FRS 5 ‘Reporting the substance of transactions: Revenue recognition’ and UITF 38 ‘Accounting for ESOP Trusts’ apply for the first time in these interim financial statements. The adoption of the Amendment to FRS 5 has required the Group to change its accounting policy on revenue recognition to record turnover net of coupons and staff discounts. Prior period comparatives have been restated accordingly, with a decrease in the Group’s reported turnover in H1 2003 of £4m (2003 full year £9m) and no impact on reported profits. UITF 38, which requires an entity’s own shares held in Employee Share Trusts to be deducted from shareholders’ funds rather than being shown as an asset, has not required a restatement of prior period comparatives.

IFRS Implementation

Mitchells & Butlers will present its first set of financial statements prepared under IFRS for the year ended 30 September 2006. This will require a full profit and loss account, balance sheet and cash flow statement for the year ended 30 September 2005 for comparative purposes.

A project is underway to ensure that appropriate accounting policies, processes and procedures are in place to facilitate a smooth transition to IFRS. The areas where significant differences in accounting policy have been identified to date include the recognition and measurement of financial instruments, accounting for pensions, accounting for share-based remuneration and deferred tax.

PRO FORMA GROUP PROFIT AND LOSS ACCOUNT
for the 28 weeks ended 10 April 2004

The results for the 28 weeks ended 10 April 2004 are the actual results for the period excluding exceptional items.

	2004		2003		2003
	28 weeks		28 weeks		52 weeks
			restated*		restated*
	£m		£m		£m

Turnover	823		789		1,504

Costs and overheads, less other income	(683)		(652)		(1,229)

Operating profit and profit on ordinary activities before interest	140		137		275

Finance charge	(52)		(44)		(76)

Profit on ordinary activities before taxation	88		93		199

Taxation	(29)		(30)		(64)

Profit for the financial period	59		63		135

Earnings per ordinary share	10.0	p	8.6	p	18.4	p

* Restated on the adoption of the Amendment to FRS 5 (see Note 1).

The Mitchells & Butlers group was created on its separation from Six Continents on 15 April 2003. Significant changes were made to the financing structure of the Group on separation which resulted in the replacement of inter company balances owed to Six Continents with external debt. In addition, the Mitchells & Butlers group no longer benefited from the Six Continents group tax arrangements that were in place prior to the separation. The pro forma group profit and loss account therefore presents the Mitchells & Butlers group’s results for the 28 weeks ended 12 April 2003 and the 52 weeks ended 30 September 2003 on the basis that the post separation financing and taxation structure had been in place since 1 October 2002. Further details on the calculations of the pro forma finance charge, pro forma tax charge and pro forma earnings per share for these periods are contained in the Annual Report and Financial Statements 2003. In addition, the pro forma group profit and loss account excludes exceptional items, as set out in Note 4 to the interim financial statements, for all periods presented.

The Mitchells & Butlers pro forma group profit and loss account does not constitute a statutory profit and loss account within the meaning of Section 240 of the Companies Act 1985 and is unaudited. The profit and loss account of the Mitchells & Butlers group, which has been reviewed by the auditors in accordance with the guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board, is shown on the following page.

GROUP PROFIT AND LOSS ACCOUNT
for the 28 weeks ended 10 April 2004

	2004				2003				2003
	28 weeks				28 weeks				52 weeks
					restated*				restated*

	Before				Before				Before
	exceptional				exceptional				exceptional
	items		Total		items		Total		items		Total
	£m		£m		£m		£m		£m		£m

Turnover – continuing
operations (Note 2)	823		823		789		789		1,504		1,504

Costs and overheads, less	(683)		(685)		(652)		(652)		(1,229)		(1,234)
other income

Operating profit – continuing	140		138		137		137		275		270
operations (Note 3)

Separation costs (Note 4)	-		-		-		(42)		-		(42)

Profit on ordinary activities	140		138		137		95		275		228
before interest

Net interest payable (Note 5)	(52)		(54)		(24)		(24)		(55)		(63)

Profit on ordinary activities	88		84		113		71		220		165
before taxation

Tax on profit on ordinary	(29)		(28)		(36)		(9)		(71)		(40)
activities (Note 6)

Earnings available for	59		56		77		62		149		125
shareholders

Dividends on equity shares	(516)		(516)		-		-		(29)		(29)
(Note 7)

Retained (loss)/profit for the	(457)		(460)		77		62		120		96
financial period

Earnings per ordinary share
(Note 8):
Basic	-		9.5	p	-		8.4	p	-		17.0	p
Diluted	-		9.4	p	-		8.4	p	-		17.0	p
Adjusted	10.0	p	-		10.5	p	-		20.3	p	-

Dividend per ordinary share	-		2.85	p	-		-		-		5.65	p

* Restated on the adoption of the Amendment to FRS 5 (see Note 1).

STATEMENT OF TOTAL RECOGNISED GROUP GAINS AND LOSSES
for the 28 weeks ended 10 April 2004

	2004	2003	2003
	28 weeks	28 weeks	52 weeks
	£m	£m	£m

Earnings available for shareholders	56	62	125

Exchange differences arising on foreign currency net investments	(2)	6	7

Total recognised gains for the period	54	68	132

RECONCILIATION OF MOVEMENT IN GROUP SHAREHOLDERS’ FUNDS
for the 28 weeks ended 10 April 2004

	2004	2003	2003
	28 weeks	28 weeks	52 weeks
	£m	£m	£m

Total recognised gains for the period	54	68	132

Dividends	(516)	-	(29)

Issue of ordinary shares	5	-	4

Purchase of own shares	(3)	-	-

Credit to shareholders’ funds in respect of employee share
schemes	5	-	-

Funding with Six Continents group	-	184	184

Arising from separation transaction	-	-	(702)

Net (decrease)/increase in shareholders’ funds	(455)	252	(411)

Opening shareholders’ funds	2,064	2,475	2,475

Closing shareholders’ funds	1,609	2,727	2,064

GROUP BALANCE SHEET
10 April 2004

	2004	2003	2003
	10 April	12 April	30 Sept
	£m	£m	£m

Intangible assets	11	12	11
Tangible assets	3,514	3,530	3,522

Fixed assets	3,525	3,542	3,533

Stocks	43	47	43
Debtors
Amounts falling due within one year	70	76	88
Amounts falling due after more than one year	137	64	109
Investments	139	6	3
Cash at bank and in hand	72	7	4

Current assets	461	200	247

Creditors: amounts falling due within one year
Overdrafts	-	-	(13)
Other borrowings	(36)	(580)	(221)
Other creditors	(284)	(240)	(274)

Net current assets/(liabilities)	141	(620)	(261)

Total assets less current liabilities	3,666	2,922	3,272

Creditors: amounts falling due after more than one year	(1,842)	(1)	(1,001)

Provisions for liabilities and charges
Deferred taxation	(212)	(188)	(203)
Other provisions	(3)	(6)	(4)

Net assets (Note 9)	1,609	2,727	2,064

Capital and reserves

Equity share capital	37	-	37
Share premium account	9	-	4
Revaluation reserve	340	-	341
Reserve for own shares	(3)	-	-
Profit and loss account	1,226	-	1,682
Owners’ investment	-	2,727	-

Equity shareholders’ funds	1,609	2,727	2,064

GROUP CASH FLOW STATEMENT
for the 28 weeks ended 10 April 2004

	2004	2003	2003
	28 weeks	28 weeks	52 weeks
	£m	£m	£m

Operating cash flow before separation costs paid	199	213	342
Separation costs paid	(1)	(27)	(36)

Net cash inflow from operating activities (Note 10)	198	186	306

Interest paid	(49)	(24)	(51)
Issue costs paid in respect of securitised debt	(22)	-	(1)
Facility fees paid	-	(7)	(15)
Interest received	4	1	2

Returns on investments and servicing of finance	(67)	(30)	(65)

UK corporation tax paid	(9)	(30)	(44)

Purchase of tangible fixed assets	(77)	(80)	(151)
Sale of tangible fixed assets	29	19	48

Capital expenditure and financial investment	(48)	(61)	(103)

Final dividend for 2002/03	(29)	-	-
Special interim dividend for 2003/04	(501)	-	-

Equity dividends paid	(530)	-	-

Net cash (outflow)/inflow before management of liquid	(456)	65	94
resources and financing

Movement in short-term deposits	(136)	(4)	(1)
Issue of ordinary share capital	5	-	4
Purchase of own shares	(3)	-	-
Proceeds from issue of securitised debt	1,900	-	-
Repayments of principal in respect of securitised debt	(11)	-	-
Borrowings drawn down under syndicated loan facility	25	-	1,350
Borrowings repaid in respect of syndicated loan facility	(1,243)	-	(132)
Repayment of amounts due to Six Continents group	-	(254)	(831)
Net funding flows with Six Continents group	-	184	193
Cash payment to former Six Continents PLC shareholders	-	-	(702)

Management of liquid resources and financing	537	(74)	(119)

Movement in cash and overdrafts (Note 12)	81	(9)	(25)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1	BASIS OF PREPARATION

The interim financial statements, which are unaudited, comply with relevant accounting standards under UK GAAP and should be read in conjunction with the Annual Report and Financial Statements 2003. They have been prepared using the accounting policies set out in that report on a consistent basis with that applied in 2003, with the following exceptions:

	a	Turnover – following the publication of the Amendment to FRS 5 ‘Reporting the substance of transactions: Revenue recognition’, the Group has changed its accounting policy to record turnover net of coupons and staff discounts. Prior period comparatives have been restated accordingly. The effect has been to decrease the Group’s reported turnover by £8m (2003 28 weeks, £4m; 52 weeks, £9m) with no impact on reported profits.

	b	Own shares – UITF 38 ‘Accounting for ESOP Trusts’, which applies for the first time in these interim financial statements, requires an entity’s own shares held in Employee Share Trusts to be deducted from shareholders’ funds rather than being shown as an asset. In addition, as a consequence of UITF 38, the accrual made for the cost of share awards under UITF 17 ‘Employee Share Schemes’ is credited to shareholders’ funds. The implementation of UITF 38 has not resulted in a restatement of prior period comparatives.

As explained in Note 13, the Group has issued secured loan notes and entered into a number of related interest rate and currency swap agreements during the period. Under the provisions of FRS 4 ‘Capital instruments’, such debt instruments are stated initially at the amount of the proceeds, net of issue costs. Finance costs, which are the difference between the net proceeds and the total amount of payments to be made in respect of the instruments, are allocated to periods over the term of the debt at a constant rate on the carrying amount. The carrying amount is increased by the finance cost in respect of the reporting period and reduced by payments made in respect of the debt in that period. Amounts payable and receivable in respect of derivative financial instruments that hedge the related interest rate exposures are treated as part of the finance cost.

The interim financial statements do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The financial information for the year ended 30 September 2003 has been extracted from the Group’s published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

The periods ended 10 April 2004 and 12 April 2003 are regarded as distinct financial periods for accounting purposes; income and costs are recognised in the profit and loss account as they arise; tax is charged on the basis of the expected effective tax rate for the full year.

The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period of £1 = €1.46 (2003 28 weeks, £1=€1.53; 52 weeks, £1=€1.48) and euro denominated assets and liabilities have been translated into sterling at the rate of exchange at the balance sheet date of £1 = €1.51 (2003 12 April, £1=€1.45; 30 Sept, £1=€1.44).

2	TURNOVER
		2004	2003	2003
		28 weeks	28 weeks	52 weeks
			restated*	restated*
		£m	£m	£m

	Pubs & Bars	485	464	873

	Restaurants	333	321	614

	Retail	818	785	1,487

	SCPD	5	4	17

	Turnover	823	789	1,504

	* Restated on the adoption of the Amendment to FRS 5 (see Note 1).

3	OPERATING PROFIT
		2004	2003	2003
		28 weeks	28 weeks	52 weeks
		£m	£m	£m

	Pubs & Bars	92	91	177

	Restaurants	47	45	96

	Retail	139	136	273

	SCPD	1	1	2

	Operating profit before operating exceptional items	140	137	275

	Operating exceptional items	(2)	-	(5)

	Operating profit	138	137	270

	Due to the nature of the operating exceptional items (see Note 4), it is not possible to provide a meaningful allocation of the costs to the operating segments.

4	EXCEPTIONAL ITEMS
		2004	2003	2003
		28 weeks	28 weeks	52 weeks
		£m	£m	£m

	Operating exceptional items

	Securitisation costs (note a)	2	-	4
	Abortive acquisition costs (note b)	-	-	1

		2	-	5
	Non-operating exceptional items

	Separation costs (note c)	-	42	42

		2	42	47

	Exceptional interest charge (note d)	2	-	8

	Total exceptional items before tax	4	42	55

	Tax credits on above items	(1)	(5)	(9)

	Exceptional tax credit (note e)	-	(22)	(22)

	Total exceptional items after taxation	3	15	24

a	Securitisation costs relate to operating expenses incurred in relation to the securitisation of the Group’s UK pubs and restaurants business.

b	Abortive acquisition costs were incurred in respect of the Scottish & Newcastle retail business.

c	Separation costs related to the costs of separating the Group’s operations from the hotels and soft drinks businesses of Six Continents PLC. The cost includes external advisers’ fees, bid defence costs and various other costs directly related to the separation.

d	The exceptional interest charge arises from the acceleration of facility fee amortisation in respect of the Group’s borrowing facilities which were repaid on securitisation.

e	The exceptional tax credit arose in respect of group relief received from the Six Continents group.

All exceptional items relate to continuing operations and are excluded from the calculation of adjusted earnings per ordinary share (see Note 8).

5	NET INTEREST PAYABLE
		2004	2003	2003
		28 weeks	28 weeks	52 weeks
		£m	£m	£m

	Securitised debt	47	-	-

	Bank overdrafts and loans	11	1	41

	Six Continents group	-	24	24

	Interest payable	58	25	65

	Interest receivable	(4)	(1)	(2)

		54	24	63

	Interest payable includes an exceptional charge of £2m (2003 28 weeks, £nil; 52 weeks, £8m) relating to the acceleration of facility fee amortisation following the early repayment of the related borrowings on securitisation (see Note 13).

6	TAX ON PROFIT ON ORDINARY ACTIVITIES
		2004	2003	2003
		28 weeks	28 weeks	52 weeks
		£m	£m	£m

	UK corporation tax	19	19	36

	Deferred tax	9	(10)	4

		28	9	40

	Further analysed as tax relating to:

	Profit before exceptional items	29	36	71

	Exceptional items (Note 4)	(1)	(27)	(31)

		28	9	40

	Tax has been calculated using an estimated effective rate of 32.4% (2003 28 weeks, 32.3%; 52 weeks, 32.3%) on profit on ordinary activities before taxation and exceptional items.

7	DIVIDENDS
		2004	2003	2003
		28 weeks	28 weeks	52 weeks
		£m	£m	£m

	Special interim dividend for 2003/04	501	-	-
	(68p per 5p ordinary share)

	Normal interim dividend for 2003/04	15	-	-
	(2.85p per 7 1/12p ordinary share)

	Final dividend for 2002/03	-	-	29
	(5.65p per 7 1/12p ordinary share)

		516	-	29

	A special interim dividend for the year ended 30 September 2004 of 68p per 5p ordinary share was paid to shareholders on 8 December 2003 at a total cost of £501m. In connection with the special dividend, a share consolidation was approved by shareholders at an Extraordinary General Meeting held on 1 December 2003 and then implemented on 2 December 2003. The share consolidation resulted in the issue of 12 new ordinary shares of 7 1/12p each for every 17 existing ordinary shares of 5p each.

8	EARNINGS PER SHARE

	Basic earnings per share have been calculated by dividing the earnings available for shareholders of £56m (2003 28 weeks, £62m; 52 weeks, £125m), by 591m (2003 28 weeks, 734m; 52 weeks, 735m), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

	Diluted earnings per share are calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding under the Group’s share option schemes. The resulting weighted average number of ordinary shares is 595m (2003 28 weeks, 734m; 52 weeks, 736m).

	As explained in Note 7, in December 2003 the Company combined the payment of a special dividend of 68p per 5p ordinary share with a consolidation of its share capital. These transactions were designed to have the same overall commercial effect, in terms of net assets, earnings and number of shares, as a buy back of shares at fair value. Accordingly, earnings per share for prior periods have not been restated.

	Adjusted earnings per ordinary share are calculated as follows:

		2004	2003	2003
		28 weeks	28 weeks	52 weeks
		pence per	pence per	pence per
		ordinary	ordinary	ordinary
		share	share	share

	Basic earnings	9.5	8.4	17.0

	Exceptional items and tax thereon (Note 4)	0.5	2.1	3.3

	Adjusted earnings	10.0	10.5	20.3

	Adjusted earnings per ordinary share are disclosed in order to show performance undistorted by abnormal items. However, due to the significant changes made to the financing structure of the Group on separation from Six Continents on 15 April 2003, adjusted earnings per share above does not give a true indication of the underlying performance of the Group for the prior year. Proforma earnings per share, which adjusts for the changes in the financing structure in the comparative periods, is therefore presented at the foot of the pro forma group profit and loss account.

9	NET ASSETS
		2004	2003	2003
		10 April	12 April	30 Sept
		£m	£m	£m

	Pubs & Bars	2,117	2,107	2,141

	Restaurants	1,288	1,346	1,314

	Retail	3,405	3,453	3,455

	SCPD	21	20	25

	Net operating assets	3,426	3,473	3,480

	Net debt	(1,667)	(568)	(1,228)

	Other net non-operating liabilities	(150)	(178)	(188)

	Net assets	1,609	2,727	2,064

10	NET CASH INFLOW FROM OPERATING ACTIVITIES
		2004	2003	2003
		28 weeks	28 weeks	52 weeks
		£m	£m	£m

	Operating profit before operating exceptional items	140	137	275

	Depreciation and amortisation	57	54	99

	Earnings before interest, taxation, depreciation,	197	191	374
	amortisation and exceptional items

	Working capital movement	44	22	(3)

	Additional pension contributions	(40)	-	(27)

	Other non-cash items	2	-	-

	Operating cash flow before expenditure relating	203	213	344
	to exceptional items

	Operating exceptional expenditure	(4)	-	(2)

	Separation costs paid	(1)	(27)	(36)

	Net cash inflow from operating activities	198	186	306

11	NET CASH FLOW
		2004	2003	2003
		28 weeks	28 weeks	52 weeks
		£m	£m	£m

	Operating cash flow before expenditure relating	203	213	344
	to exceptional items * (Note 10)

	Net capital expenditure	(48)	(61)	(103)

	Operating cash flow after net capital expenditure	155	152	241

	Net interest paid	(45)	(23)	(49)

	Tax paid	(9)	(30)	(44)

	Normal dividends paid	(29)	-	-

	Issue of ordinary share capital	5	-	4

	Purchase of own shares	(3)	-	-

	Special dividends paid	(501)	-	-

	Operating exceptional expenditure	(4)	-	(2)

	Separation costs paid	(1)	(27)	(36)

	Issue costs paid in respect of securitised debt	(22)	-	(1)

	Facility fees paid	-	(7)	(15)

	Net cash flow	(454)	65	98

* Includes £40m (2003 28 weeks, £nil; 52 weeks, £27m) of additional pension contributions.

12	NET DEBT
		2004	2003	2003
		28 weeks	28 weeks	52 weeks
		£m	£m	£m

	Movement in cash and overdrafts	81	(9)	(25)

	Management of liquid resources and financing activities	(537)	74	119

	Issue of ordinary share capital	5	-	4

	Purchase of own shares	(3)	-	-

	Net cash flow (Note 11)	(454)	65	98

	Issue costs paid in respect of securitised debt	22	-	-

	Net funding flows with Six Continents group	-	184	193

	Cash payment to former Six Continents PLC	-	-	(702)
	shareholders

	(Increase)/decrease in net debt arising from cash	(432)	249	(411)
	flows

	Non-cash movement in net debt	(7)	-	-

	(Increase)/decrease in net debt	(439)	249	(411)

	Opening net debt	(1,228)	(817)	(817)

	Closing net debt	(1,667)	(568)	(1,228)

	Comprising:
	Cash at bank and in hand	72	7	4
	Overdrafts	-	-	(13)

	Cash and overdrafts	72	7	(9)
	Current asset investments	139	6	3
	Securitised debt (Note 13)	(1,874)	-	-
	Syndicated loan facility	-	-	(1,218)
	Other loan notes and finance leases	(4)	(4)	(4)
	Amounts due to Six Continents group	-	(577)	-

		(1,667)	(568)	(1,228)

13	SECURITISED DEBT

	On 13 November 2003, a group company, Mitchells & Butlers Finance plc, issued £1,900m of secured loan notes in connection with the securitisation of the majority of the Group’s UK pubs and restaurants business. The funds raised were mainly used to repay existing bank borrowings of £1,243m and return cash to shareholders by way of a special dividend (see Note 7).

	The loan notes consist of six tranches with principal terms as follows:

	Tranche	£m	Interest	Principal repayment period	Expected WAL

	A1	200	Floating	By instalments 2011 to 2028	7 years
	A2	550	5.574%	By instalments 2003 to 2028	13 years
	A3	250	Floating	By instalments 2011 to 2028	7 years
	B1	350	5.965%	By instalments 2003 to 2023	11 years
	B2	350	6.013%	By instalments 2015 to 2028	21 years
	C	200	6.469%	By instalments 2029 to 2030	26 years

		1,900

	The expected WAL (weighted average life) is based on the amortisation profile of the individual note tranches and assumes refinancing of the A1 and A3 notes on the margin step-up dates below.

	The notes are secured on substantially all of the Group’s property and future income streams therefrom.

	Interest on the Class A1 notes is payable at three month LIBOR plus a margin of 0.45%, stepping up to LIBOR plus 0.90% in December 2010. These notes are fully hedged using interest rate swaps which fix the interest rate payable.

	The Class A3 notes were issued in principal amount of $418.75m, with interest payable at three month US Dollar LIBOR plus a margin of 0.45%, stepping up to US Dollar LIBOR plus 0.90% in December 2010. These notes are fully hedged using currency swaps and interest rate swaps, whereby all principal and interest liabilities are swapped into sterling providing an initial principal of £250m and fixed interest payable.

	The overall cash interest rate payable on the loan notes is 6% after taking account of interest rate hedging and monoline insurance costs.

	The securitisation is governed by various conditions, including covenants relating to the maintenance and disposal of the securitised properties.

	The carrying value of the loan notes in the Group balance sheet at 10 April 2004 is analysed as follows:

£m

Gross proceeds received on 13 November 2003	1,900
Principal repaid	(11)

Principal outstanding at 10 April 2004	1,889

Deferred issue costs	(23)
Accrued interest	8

Carrying value at 10 April 2004	1,874

14	PENSIONS

The Group continues to account for pensions under SSAP 24 ‘Accounting for pension costs’. FRS 17 ‘Retirement benefits’ requires additional disclosures in the notes to the accounts including the surplus or deficit measured on a market value basis. At 30 September 2003, the FRS 17 deficit in the Group’s pension schemes was £243m (£170m after tax). At 31 March 2004, it is estimated that the FRS 17 deficit had reduced to £201m (£141m after tax) reflecting the benefit of additional contributions of £40m paid during the period and improved investment returns, after allowing for an increase in life expectancy assumptions.

15	CONTINGENT LIABILITIES

The Company has given indemnities in respect of the disposal of certain companies previously within the Six Continents group. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such indemnities are not expected to result in financial loss to the Group.

16	AUDITORS’ REVIEW

The auditors, Ernst & Young LLP, have reported to the directors on their review of these financial statements in accordance with the guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. Their unqualified report will be included in the Interim Report & Accounts 2004 which will be sent to shareholders.

Responsibility statement

The directors of Mitchells & Butlers plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of Mitchells & Butlers plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Mitchells & Butlers plc Form 20-F for the financial year ended 30 September 2003 filed with the United States Securities and Exchange Commission.

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS plc
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	19th May 2004